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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF
THE SECURITIES EXCHANGE ACT OF 1934

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☐	Definitive Proxy Statement
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☐	Soliciting Material Pursuant to §240.14a-12
ENGELHARD CORPORATION
(Name of Registrant as Specified In Its Charter)
IRON ACQUISITION CORPORATION
BASF AKTIENGESELLSCHAFT
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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BASF AKTIENGESELLSCHAFT
67056 Ludwigshafen, Germany

IRON ACQUISITION CORPORATION
100 Campus Drive
Florham Park, NJ 07932

May [            ], 2006

To the Stockholders of Engelhard Corporation:

        As you know, on January 9, 2006, BASF Aktiengesellschaft ("BASF") and its wholly-owned subsidiary Iron Acquisition Corporation, a Delaware corporation ("IAC"), commenced a tender offer (the "Offer") to purchase all the issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Engelhard Corporation, a Delaware corporation (the "Company"), and the associated Series A Junior Participating Preferred Stock purchase rights (the "Rights," and together with the Common Stock, the "Shares"), for $37.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 9, 2006 (together with any amendments or supplements thereto, the "Offer to Purchase") and in the related letter of transmittal (which, together with the Offer to Purchase, collectively constitute the "Offer"). On May 1, 2006, BASF amended the Offer to increase the offer price to $38.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest.

        The purpose of the Offer is for us to acquire control of, and the entire equity interest in, the Company. We currently intend, as soon as practicable following consummation of the Offer, to seek to have the Company consummate a merger or other similar business combination with IAC or another direct or indirect subsidiary of BASF (the "Merger").

        We are sending you the enclosed proxy statement and the accompanying WHITE proxy card because we are soliciting proxies from the Company's stockholders to be used at the 2006 annual meeting of stockholders of the Company (along with any adjournments, postponements or continuations thereof, the "Annual Meeting"). The Company's Board of Directors (the "Board") has announced that the Annual Meeting will be held at 10:00 a.m., Eastern Daylight Savings Time, on June 2, 2006 at the North Maple Inn at Basking Ridge, 300 North Maple Avenue, Basking Ridge, NJ 07920. This proxy statement and the accompanying WHITE proxy card are first being furnished to stockholders on or about [            ], 2006. At the Annual Meeting, two Class I directors of the Company and three directors nominated to fill the newly created vacancies on the Board (who will be spread evenly among the three Classes of directors) will be elected.

        We are seeking your support for the election of five persons that we have nominated to the Board. On January 27, 2006, in accordance with the Company's deadline for director nominations by stockholders of the Company, we nominated Julian A. Brodsky and John C. Linehan to stand for election to replace the current Class I directors whose terms expire at the Annual Meeting. On April 26, 2006, the Company announced that it intended to expand the size of the current Board from six to nine members effective at the Annual Meeting. On May 1, 2006, in accordance with the Company's deadline for stockholder nominations, to fill newly created vacancies on the Board, we nominated Arthur M. de Graffenried III, William T. Vinson and Stanford S. Warshawsky to stand for election at the Annual Meeting as Class I, Class II and Class III directors, respectively.

        Prior to the commencement of the Offer, we made efforts to negotiate a transaction with the Board. Those efforts were rebuffed, and on January 9, 2006, we commenced the Offer. On January 23, 2006, the Board rejected the Offer and recommended that its stockholders not tender their Shares in the Offer. The Company also announced that the Board had authorized the exploration of strategic alternatives to maximize stockholder value.

        After reviewing non-public information provided by the Company, on April 19, 2006, we made a proposal to increase our cash offer price to $38.00 per Share. The proposal was presented to the Board together with a proposed merger agreement that we were prepared to sign. The Company did not respond to our proposal.

        On April 26, 2006, the Company announced that the Board had rejected BASF's $38.00 all-cash Offer, and instead intended to pursue a leveraged recapitalization and 20% share buyback plan (the "Leveraged Recapitalization and 20% Share Buyback"), whereby the Company would offer $45.00 per Share for 26 million Shares (or approximately 20% of the outstanding Shares, on a fully diluted basis), which the Company would finance by additional borrowings of approximately $1.2 billion. We believe that our fully financed, $38.00, all-cash Offer for 100% of the Shares offers you greater value and more certainty than the Company's Leveraged Recapitalization and 20% Share Buyback.

        As a result of the expansion of the Board, the five directors to be elected at the Annual Meeting will constitute a majority of the Board. The Company has stated that its Leveraged Recapitalization and 20% Share Buyback will expire after the Annual Meeting. As a result, the Company's stockholders will have the opportunity to choose between BASF's $38.00 all-cash Offer for 100% of the Shares or the Company's Leveraged Recapitalization and 20% Share Buyback. If elected, and subject to their fiduciary duties, our nominees would have the power to terminate the Company's Leveraged Recapitalization and 20% Share Buyback and take steps to facilitate our Offer. Thus, the Annual Meeting has become a referendum for you to indicate whether you prefer our fully financed, $38.00, all-cash Offer for 100% of the Shares or the Company's Leveraged Recapitalization and 20% Share Buyback. By electing our nominees, you can express your preference for our Offer.

        We continue to believe that our revised $38.00 all-cash Offer, as outlined in the Offer to Purchase, provides you with an opportunity to realize a significant and timely return that the Company has not and will not be able to achieve for you, including through the Company's Leveraged Recapitalization and 20% Share Buyback.

        Our Offer will allow the you to receive $38.00 per Share in cash for 100% of your Shares during June 2006. Unlike our $38.00 all-cash Offer for 100% of the Shares, the Company's Leveraged Recapitalization and 20% Share Buyback is highly dependent on the future trading price of the Shares and, accordingly, involves significant risk.

        Our Offer is subject to certain conditions that will not be satisfied unless the Board takes action to (i) redeem the Rights (or make the Rights inapplicable to the Offer and the Merger), (ii) ensure that the Offer and the Merger are not subject to the supermajority voting provisions of Article Seventh of the Company's Restated Certificate of Incorporation, and (iii) terminate the Company's Leveraged Recapitalization and 20% Share Buyback. By electing BASF's five nominees, you can send the nominees and the other members of the Board the clear message that you want them to take these actions. If elected, and subject to their fiduciary duties, the nominees would have the power to satisfy those conditions and allow the Offer to proceed. By electing our nominees you can speak in favor of this result. If the Company's stockholders do not vote in favor of our nominees, we will allow the Offer to expire and turn our attention to other opportunities.

        At the Annual Meeting, in addition to expanding the Board to nine members and electing five directors, the Company intends to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm. BASF, IAC and their affiliates do not know of any other business that will be presented at the Annual Meeting. If, however, other matters are properly presented, the persons named in the enclosed WHITE proxy card will vote the Shares represented thereby in accordance with their best judgment pursuant to the discretionary authority granted in the proxy. As a result, by executing, dating and returning the enclosed WHITE proxy card, you will not be able to exercise your full voting power in the event that additional business is presented at the Annual Meeting (including if such business is announced in a proxy statement circulated by the Company).

Instead, if such additional business is presented, the persons named in the enclosed WHITE proxy card will vote the Shares represented thereby in accordance with their best judgment in relation to such additional business.

        Tell the Board what you think! You can take immediate steps to help obtain the maximum value for your Shares by voting to elect our nominees at the Annual Meeting. Your vote is important, no matter how many or how few Shares you own.

        THE NOMINEES ARE COMMITTED TO MAXIMIZING STOCKHOLDER VALUE. TELL THEM AND THE COMPANY'S OTHER DIRECTORS THAT YOU PREFER OUR $38.00 ALL-CASH OFFER FOR 100% OF THE SHARES OVER THE COMPANY'S LEVERAGED RECAPITALIZATION AND 20% SHARE BUYBACK! WE URGE YOU TO VOTE YOUR WHITE PROXY CARD FOR JULIAN A. BRODSKY, JOHN C. LINEHAN, ARTHUR M. DE GRAFFENRIED III, WILLIAM T. VINSON AND STANFORD S. WARSHAWSKY.

        IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE WHITE PROXY CARD AS SOON AS POSSIBLE.

Dr. Jürgen Hambrecht Chairman of the Board of Executive Directors BASF Aktiengesellschaft
Dr. Kurt Bock Member of the Board of Executive Directors BASF Aktiengesellschaft
Dr. Hans-Ulrich Engel President Iron Acquisition Corporation

IMPORTANT

        1.     If you hold your Shares in your own name, please sign, date and return the enclosed WHITE proxy card in the postage-paid envelope provided.

        2.     If your Shares are held in the name of a broker, dealer, commercial bank, trust company or other nominee, only it can execute a proxy with respect to your Shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions for a WHITE proxy card to be executed representing your Shares. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to IAC, in care of Innisfree M&A Incorporated, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

        If you have any questions or require any assistance in executing your proxy, please call:

INNISFREE M&A INCORPORATED
501 Madison Avenue, 20th Floor
New York, NY 10022

SHAREHOLDERS CALL TOLL FREE:
(877) 750-5837 (from the U.S. and Canada)
or
00-800-7710-9971 (from Europe)

BANKS AND BROKERS CALL COLLECT:
(212) 750-5833

PRELIMINARY COPY—SUBJECT TO COMPLETION
DATED [            ], 2006

PROXY STATEMENT
OF
IRON ACQUISITION CORPORATION
a wholly-owned subsidiary of
BASF AKTIENGESELLSCHAFT

        This proxy statement and the accompanying WHITE proxy card are being furnished by BASF Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("BASF"), and its wholly-owned subsidiary Iron Acquisition Corporation, a Delaware corporation ("IAC"), in connection with the solicitation of proxies from you, the holders of common stock, par value $1.00 per share (the "Common Stock"), of Engelhard Corporation, a Delaware corporation (the "Company"). IAC intends to vote such proxies for the election of Julian A. Brodsky and John C. Linehan at the 2006 annual meeting of the Company's stockholders (along with any adjournments, postponements or continuations thereof, the "Annual Meeting") to replace the current Class I directors of the Company whose terms expire at the Annual Meeting and for the election of Arthur M. de Graffenried III, William T. Vinson and Stanford S. Warshawsky (each of Mr. Brodsky, Mr. Linehan, Mr. de Graffenried III, Mr. Vinson and Mr. Warshawsky being a "Nominee", and, collectively, the "Nominees") as Class I, Class II, and Class III directors, respectively, to fill the vacancies created by the increase in the size of the Board of Directors of the Company (the "Board") from six to nine members effective as of the Annual Meeting.

        At the Annual Meeting, IAC will seek to elect the five Nominees to the Board in order to expedite the prompt consummation of our offer to acquire the Company, which is described below. Each of the Nominees has consented, if elected, to serve as a director of the Company and to be named as a Nominee in this proxy statement and in other soliciting materials.

        The Company has announced that the Annual Meeting will be held on June 2, 2006, at the North Maple Inn at Basking Ridge, 300 North Maple Avenue, Basking Ridge, NJ 07920, at 10:00 a.m., Eastern Daylight Savings Time. The Company has set May 5, 2006 as the record date (the "Record Date") for determining stockholders entitled to vote at the Annual Meeting.

        This proxy statement and the accompanying WHITE proxy card are first being sent or given on or about [            ], 2006 to all holders of record of Common Stock on the Record Date. On that date, IAC beneficially owned 100 shares of Common Stock, or less than one percent of the outstanding Common Stock.

        THIS SOLICITATION IS BEING MADE BY BASF AND IAC, AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

        On January 9, 2006, BASF, through IAC, commenced a fully funded all-cash tender offer to purchase all the issued and outstanding shares of Common Stock and the associated Series A Junior Participating Preferred Stock purchase rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 1, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement"), for $37.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and conditions set forth in our offer to purchase, dated January 9, 2006 (together with any amendments or supplements thereto, the "Offer to Purchase"), and in the related letter of transmittal (which, together with the Offer to Purchase, collectively constitute the "Offer"). On May 1, 2006, BASF amended the Offer to increase the offer price to $38.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest. The purpose of the Offer is to enable BASF to acquire control of, and the entire equity interest in, the Company. We currently intend, as soon as practicable following consummation of the Offer, to seek to have the Company consummate a merger or other similar business combination with IAC or another direct or indirect subsidiary of BASF (the "Merger"). There are currently a number of obstacles to the consummation of the Offer that only the Board can remove.

        Prior to the commencement of the Offer, we made efforts to negotiate a transaction with the Board. Those efforts were rebuffed, and on January 9, 2006, we commenced the Offer. On January 23, 2006, the Board rejected the Offer and recommended that its stockholders not tender their Shares in the Offer. The Company also announced that the Board had authorized the exploration of strategic alternatives to maximize stockholder value.

        After reviewing non-public information provided by the Company, on April 19, 2006, we made a proposal to increase our cash offer price to $38.00 per Share. The revised offer was presented to the Board together with a proposed merger agreement that we were prepared to sign. The Company did not respond to our proposal.

        On April 26, 2006, the Company announced that the Board had rejected BASF's $38.00, all-cash offer, and instead intended to pursue a leveraged recapitalization and 20% share buyback plan (the "Leveraged Recapitalization and 20% Share Buyback"), whereby the Company would offer $45.00 per Share for 26 million Shares (or approximately 20% of the outstanding Shares, on a fully diluted basis), which the Company would finance by additional borrowings of approximately $1.2 billion. BASF expects that, if given the opportunity, most of the Company's stockholders would tender their Shares at the substantially above-market price, but the Company's self-tender is only for a fraction of the outstanding Shares. As a result stockholders would be likely to be able to tender and receive payment for only a fraction of their Shares at that price. BASF believes that its fully financed, $38.00, all-cash Offer for 100% of the Shares offers stockholders greater value and more certainty than the Company's Leveraged Recapitalization and 20% Share Buyback.

        In addition to this proxy solicitation, if, in our opinion, it is advisable to do so in order to ensure that stockholders have an unfettered opportunity to choose between our $38.00, all-cash Offer for 100% of the Shares and the Company's Leveraged Recapitalization and 20% Share Buyback on a timely basis, we may solicit written consents of the Company's stockholders to (i) amend the Company's Bylaws to expand the size of the Board to twelve members and provide that any newly created vacancies on the Board shall be filled by the stockholders of the Company and (ii) fill the newly created vacancies on the Board with individuals nominated by BASF.

        At the Annual Meeting, in addition to expanding the Board to nine members and electing five directors, the Company intends to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm. BASF, IAC and their affiliates do not know of any other business that will be presented at the Annual Meeting. If, however, other matters are properly presented, the persons named in the enclosed WHITE proxy card will vote the Shares represented thereby in accordance with their best judgment pursuant to the discretionary authority granted in the proxy. As a result, by executing, dating and returning the enclosed WHITE proxy card, stockholders of the Company will not be able to exercise their full voting power in the event that additional business is presented at the Annual Meeting (including if such business is announced in a proxy statement circulated by the Company). Instead, if such additional business is presented, the persons named in the enclosed WHITE proxy card will vote the Shares represented thereby in accordance with their best judgment in relation to such additional business.

        For a complete description of the terms of the Offer, including, without limitation, the conditions of the Offer, the Company's stockholders are referred to the Offer to Purchase. Complete information about the Offer is contained in the Offer to Purchase, which is available in our tender offer statement on Schedule TO, which was filed with the Securities and Exchange Commission (the "Commission") on

January 9, 2006, and is available, along with any amendments thereto, including exhibits, on the Commission's website at http://www.sec.gov.

        THIS PROXY STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF SHARES NOR AN OFFER WITH RESPECT THERETO. WE ARE MAKING THE OFFER ONLY BY MEANS OF THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL.

        WE BELIEVE THAT OUR $38.00, ALL-CASH OFFER FOR 100% OF THE SHARES IS THE BEST ALTERNATIVE AVAILABLE TO MAXIMIZE VALUE TO THE COMPANY'S STOCKHOLDERS AND IS SUPERIOR TO THE COMPANY'S LEVERAGED RECAPITALIZATION AND 20% SHARE BUYBACK. IF YOU AGREE, WE URGE YOU TO PROMPTLY SIGN, DATE AND RETURN THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED AND SEND THAT MESSAGE.

        AS WE EXPLAIN LATER IN THIS PROXY STATEMENT, BY TAKING THESE STEPS, YOU CAN ELECT DIRECTORS THAT WILL GIVE YOU THE OPPORTUNITY TO RECEIVE $38.00 PER SHARE PURSUANT TO THE OFFER.

        YOU MUST SEPARATELY TENDER YOUR SHARES PURSUANT TO THE OFFER IF YOU WISH TO PARTICIPATE IN THE OFFER. EXECUTING A PROXY DOES NOT OBLIGATE YOU TO TENDER YOUR SHARES PURSUANT TO THE OFFER, AND YOUR FAILURE TO EXECUTE A PROXY DOES NOT PREVENT YOU FROM TENDERING YOUR SHARES PURSUANT TO THE OFFER.

        BASF and IAC have retained Innisfree M&A Incorporated to assist in the solicitation of proxies for the election of the Nominees.

        If your Shares are registered in your own name, please sign, date and return the enclosed WHITE proxy card to Innisfree M&A Incorporated in the postage-paid envelope provided. If your Shares are held in the name of a broker, dealer, commercial bank, trust company or other nominee, only it can execute a WHITE proxy card with respect to your Shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions to promptly mark, sign, date and return the enclosed WHITE proxy card in favor of the election of the Nominees. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to IAC, in care of Innisfree M&A Incorporated, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

        If you have any questions or require any assistance in executing your proxy, please contact:

INNISFREE M&A INCORPORATED
501 Madison Avenue, 20th Floor
New York, NY 10022

SHAREHOLDERS CALL TOLL FREE:
(877) 750-5837 (from the U.S. and Canada)
or
00-800-7710-9971 (from Europe)

BANKS AND BROKERS CALL COLLECT:
(212) 750-5833

QUESTIONS AND ANSWERS RELATING TO THIS PROXY SOLICITATION

        The following are some of the questions you, as a stockholder, may have and the answers to those questions. The following is not a substitute for the information contained in this proxy statement, and the information contained below is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement. We urge you to read this proxy statement carefully and in its entirety.

WHO IS MAKING THE SOLICITATION?

        Iron Acquisition Corporation and BASF Aktiengesellschaft. IAC is a newly formed Delaware corporation and a wholly-owned subsidiary of BASF. IAC has been organized in connection with the Offer and has not carried on any activities other than in connection with the Offer.

        BASF is a stock corporation organized under the laws of the Federal Republic of Germany. BASF is a transnational chemical company, and its product range includes high-performance products, including chemicals, plastics, coatings systems, dispersions, agricultural products, and fine chemicals, as well as crude oil and natural gas. BASF and its 159 consolidated subsidiaries have customers in more than 160 countries and operate production sites in 41 countries.

WHAT ARE WE ASKING YOU TO VOTE FOR?

        We are asking you to replace the Company's incumbent Class I directors by electing our Nominees, Julian A. Brodsky, and John C. Linehan, and to elect Arthur M. de Graffenried III, William T. Vinson and Stanford S. Warshawsky as Class I, Class II and Class III directors, respectively, to fill the newly created vacancies on the Board at the Annual Meeting.

        As described below, the five directors to be elected at the Annual Meeting will constitute a majority of the Board. The Company has stated that it will structure its Leveraged Recapitalization and 20% Share Buyback to expire after the Annual Meeting and that a newly elected majority of directors will be able to terminate the Leveraged Recapitalization and 20% Share Buyback. Thus, the Annual Meeting has become a referendum for stockholders to indicate whether they prefer our fully financed, $38.00, all-cash Offer for 100% of the Shares or the Company's Leveraged Recapitalization and 20% Share Buyback. A vote for our Nominees is an expression of your preference for our fully financed, $38.00, all-cash Offer for 100% of the Shares over the Company's Leveraged Recapitalization and 20% Share Buyback.

WHY ARE WE SOLICITING YOUR VOTE?

        On January 9, 2006, BASF through IAC commenced a fully funded all-cash Offer to purchase all the issued and outstanding Shares for $37.00 per Share. The purpose of the Offer is for BASF to acquire control of, and the entire equity interest in, the Company. Prior to commencement of the Offer, we made efforts to negotiate a transaction with the Board. Those efforts were rebuffed, and on January 9, 2006, we commenced the Offer. On January 23, 2006, the Board of Directors of the Company rejected the Offer and recommended that its stockholders not tender their Shares in the Offer. The Company also announced that the Board had authorized the exploration of strategic alternatives to maximize stockholder value. After reviewing non-public information provided by the Company, on April 19, 2006, we made a proposal to increase our cash offer price to $38.00 per Share, conditioned on a negotiated transaction. The revised offer was presented to the Board together with a proposed merger agreement that we were prepared to sign. The Company did not respond to our proposal. On April 26, 2006, the Company announced that the Board had rejected our $38.00 all-cash Offer, and instead intended to pursue the Leveraged Recapitalization and 20% Share Buyback, whereby the Company would offer $45.00 per Share for 26 million Shares (or approximately 20% of the outstanding Shares, on a fully diluted basis), which the Company would finance by additional borrowings of approximately $1.2 billion. On May 1, 2006, we amended the Offer to increase the offer price to $38.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest. We believe that our fully financed, $38.00, all-cash Offer for 100% of the Shares offers stockholders greater value and more certainty than the Company's Leveraged Recapitalization and 20% Share Buyback.

        As a result of the expansion of the Board, the five directors to be elected at the Annual Meeting will constitute a majority of the Board. The Company has stated that its Leveraged Recapitalization and 20% Share Buyback will expire after the Annual Meeting and that a newly elected majority of directors would have the opportunity to terminate the Leveraged Recapitalization and 20% Share Buyback. Thus, the Annual Meeting has become a referendum for stockholders to indicate whether they prefer our fully financed, $38.00, all-cash Offer for 100% of the Shares or the Company's Leveraged Recapitalization and 20% Share Buyback. A vote for our Nominees is an expression of your preference for our fully financed, $38.00, all-cash Offer for 100% of the Shares over the Company's Leveraged Recapitalization and 20% Share Buyback.

WHAT MUST HAPPEN TO COMPLETE OUR TENDER OFFER?

        The Offer is subject to the satisfaction or waiver of certain conditions, including:

  •
  that there be validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares that, when added to the Shares already owned by BASF or any of its subsidiaries, including IAC, shall constitute a majority of the then outstanding Shares on a fully diluted basis;

  •
  that we are satisfied, in our sole discretion, that the Board has redeemed the Rights or the Rights have been invalidated or are otherwise inapplicable to the Offer and the Merger;

  •
  that we are satisfied, in our sole discretion, that the Offer and the Merger have been approved by the Board for purposes of Article Seventh of the Company's Restated Certificate of Incorporation or the provisions of Article Seventh are otherwise inapplicable to the Offer and the Merger; and

  •
  that, prior to the expiration of the Offer, a tender for some or all of the Shares has not been made by another person (including the Company).

        The Offer to Purchase contains a complete description of all of the conditions to the Offer.

        The practical effect of the Rights is that BASF cannot acquire control of the Company unless the Rights are redeemed or otherwise made inapplicable to the Offer and the Merger. Only the Board has the power to take these actions. Article Seventh of the Company's Restated Certificate of Incorporation would, if applicable to the Merger, make it impossible for BASF to complete the Merger based solely upon the Shares owned by Purchaser following consummation of the Offer even if the minimum condition described above has been satisfied. Article Seventh would apply to the Merger unless the Board approves the Offer for the purposes of Article Seventh or makes the provisions of Article Seventh otherwise inapplicable to the Offer and the Merger. Additional information concerning the Rights and Article Seventh can be found in Section 7 of the Offer to Purchase.

        As a result of the Company's announcement and commencement of the Leveraged Recapitalization and 20% Share Buyback, the final condition described above is not satisfied. However, if the Board terminates the Leveraged Recapitalization and 20% Share Buyback prior to the expiration of the Offer, BASF will waive the final condition listed above insofar as it relates to the Leveraged Recapitalization and 20% Share Buyback.

        If elected, and subject to their fiduciary duties, our Nominees would have the power to terminate the Leveraged Recapitalization and 20% Share Buyback, redeem the Rights or amend the Rights

Agreement so as not to apply to the Offer and the Merger, and approve the Offer and the Merger for the purposes of Article Seventh. These steps would satisfy the conditions to the Offer listed above.

HOW DOES YOUR VOTE AFFECT OUR TENDER OFFER?

        Even if the stockholders elect our Nominees to the Board, IAC does not intend to purchase Shares tendered unless the conditions to the Offer are either satisfied or waived. Election of our Nominees will signal that a majority of stockholders voting at the Annual Meeting consider our fully financed, all-cash Offer for 100% of the Shares to be in their best interests. If elected, and subject to their fiduciary duties, our Nominees would have the power to take those steps necessary to permit the stockholders of the Company to accept the Offer, including terminating the Leveraged Recapitalization and 20% Share Buyback, redeeming the Rights and approving the Offer for the purposes of Article Seventh. By electing our Nominees, you can send the message that you favor this result. If the stockholders of the Company do not elect our Nominees, we will allow the Offer to expire.

IF YOU ELECT OUR NOMINEES, ARE YOU AGREEING TO TENDER YOUR SHARES IN THE OFFER?

        No. Your vote to elect our Nominees does not obligate you to tender your Shares in the Offer.

        Although the election of our Nominees of the Board is an important step toward prompt consummation of the Offer and the Merger, we are not asking the Company's stockholders to tender their Shares by means of this proxy solicitation or to consent to or vote on the Merger at this time.

WHO ARE IAC'S DIRECTOR NOMINEES?

        We are proposing that Julian A. Brodsky and John C. Linehan be elected to replace existing Class I directors, and Arthur M. de Graffenried III, William T. Vinson and Stanford S. Warshawsky be elected as Class I, Class II and Class III directors of the Company, respectively, to fill the newly created vacancies on the Board. Our Nominees are independent within the meaning of the New York Stock Exchange listing standards and, except as described herein, are not affiliated with BASF, IAC or any other subsidiary of BASF, or with the Company or any subsidiary of the Company. They are highly qualified individuals who will fully discharge the fiduciary obligations they would owe to the Company and its stockholders under Delaware law. The principal occupation and business experience of each nominee is set forth in this proxy statement under the section entitled "The Nominees", which we urge you to read.

WHAT MATTERS ARE BEFORE THE STOCKHOLDERS AT THE ANNUAL MEETING?

        At the Annual Meeting, the Stockholders will be asked to consider the following matters:

Proposal 1.	Election of directors; and
Proposal 2.	Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm.

        We urge you to return the WHITE proxy card and vote in favor of our Nominees with regard to Proposal 1. BASF has no recommendation with respect to Proposal 2.

WHO CAN VOTE AT THE ANNUAL MEETING?

        If you owned Shares at the close of business on May 5, 2006, the Record Date, you are entitled to vote for our Nominees at the Annual Meeting.

HOW MANY SHARES MUST BE VOTED IN FAVOR OF OUR NOMINEES TO ELECT THEM?

        Assuming a quorum is present at the Annual Meeting, the affirmative vote of a majority of the votes cast at the Annual Meeting is required for the election of directors.

WHAT SHOULD YOU DO TO VOTE FOR OUR NOMINEES?

        If your Shares are registered in your own name, please sign, date and return the enclosed WHITE proxy card to IAC, in care of Innisfree M&A Incorporated, in the postage-paid envelope provided at 501 Madison Avenue, 20th Floor, New York, NY 10022.

        If your Shares are held in the name of a broker, dealer, commercial bank, trust company or other nominee, only it can execute a WHITE proxy card with respect to your Shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions to promptly mark, sign, date and return the enclosed WHITE proxy card in favor of the election of our Nominees. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to IAC, in care of Innisfree M&A Incorporated, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

WHOM SHOULD YOU CALL IF YOU HAVE ANY QUESTIONS ABOUT THE SOLICITATION?

        Please call our proxy solicitor, Innisfree M&A Incorporated, toll free at (877) 750-5837 (from the U.S. and Canada) or 00-800-7710-9971 (from Europe).

OUR NOMINEES

        At the Annual Meeting, IAC will propose that Julian A. Brodsky and John C. Linehan be elected to replace existing Class I directors, and Arthur M. de Graffenried III, William T. Vinson and Stanford S. Warshawsky be elected as Class I, Class II and Class III directors of the Company, respectively, to fill the newly created vacancies on the Board. Each Nominee, if elected, would hold office until the 2009 annual meeting of the Company's stockholders and until a successor has been duly elected and qualified or until his death, resignation or removal.

        Each Nominee shall, upon election to the Board, exercise his independent judgment in accordance with his fiduciary duties in all matters that come before the Board.

        The Nominees have furnished the following information regarding their principal occupations and certain other matters:

NAME AND BUSINESS ADDRESS	AGE	EMPLOYMENT HISTORY
Mr. Julian A. Brodsky Vice Chairman Comcast Corporation 1500 Market Street Philadelphia, PA 19102-2148	72	Mr. Brodsky is a founder and, since 2004, has served as non-executive Vice Chairman of Comcast Corporation, the nation's leading provider of cable, entertainment and communication products and services. Prior to that, Mr. Brodsky served as Comcast's Executive Vice-President, Senior Vice President, Chief Financial Officer and Vice Chairman. Since 1969, Mr. Brodsky has served as a Director of Comcast Corporation. As one of Comcast's founding principals, Mr. Brodsky was chief architect of Comcast's conservative fiscal policies and creative uses of capital formation techniques, and has overseen Comcast's merger and acquisition efforts and international development and expansion. From 1999 to 2004, Mr. Brodsky served as Chairman of Comcast Interactive Capital Group, an in-house venture capital fund. Prior to 2002, Mr. Brodsky served as Director and Vice Chairman of Comcast Holdings Corporation, which develops, manages and operates broadband cable networks. Currently, Mr. Brodsky serves as a Director of the RBB Fund, Inc., a mutual fund, and as a member of the Board of Directors of Amdocs Limited, a technology company. Mr. Brodsky is a member of the Board of Trustees of the Philadelphia Museum of Art and serves on the Boards of the Cable Center and the Philadelphia Chamber Music Society. Mr. Brodsky has also served as a Director of Grey Global Group, a global communications company, and on the Board of NDS Group PLC. Mr. Brodsky is a Certified Public Accountant and graduated from the Wharton School of Finance and Commerce of the University of Pennsylvania.

Mr. John C. Linehan Retired	67
Since 2004, Mr. Linehan has served on the Board of Directors of Pacific Energy Partners, L.P., a company principally engaged in the business of gathering, transporting, storing and distributing crude oil, refined products and related products. Mr. Linehan also serves as Chairman of the Conflicts Committee and is a member of the Audit and Compensation Committees for Pacific Energy Partners L.P. From September 2001 to March 2002, Mr. Linehan served as the Chairman and Chief Executive Officer of Texaco Refining and Marketing (East) Inc., a petroleum company, and as Operating Trustee for Texaco Alliance Trust, a holding corporation for Texaco's downstream business interests during the merger of Chevron and Texaco. At the time of his retirement in December 1999, Mr. Linehan was Executive Vice President and Chief Financial Officer of Kerr-McGee Corporation, a global energy company based in Oklahoma City and a leader in oil and natural gas exploration and production. Mr. Linehan has also served as Chairman of the Finance Committee of the American Petroleum Institute and was on the Board of Directors of Tom Brown, Inc. until its acquisition by EnCana Corporation in 2004. Mr. Linehan is a member of both the American Institute of Certified Public Accountants and the Oklahoma Society of Certified Public Accountants. In 1961, Mr. Linehan received his Bachelors of Science in Accounting from Oklahoma State University, and in 1970, he received his Masters in Business Administration from Tulsa University.

Mr. Arthur M. de Graffenried III Retired	57
In 2004, Mr. de Graffenried retired from Citigroup, a financial services company, where he had served as Managing Director in both New York and London from 2003 to 2004. From 2001 until 2003, Mr. de Graffenried was Chief Executive Officer of Saudi American Bank, a Citigroup joint venture full-service commercial bank incorporated in Saudi Arabia. Mr. de Graffenried has over thirty years general management experience in the financial services industry, derived from his service with Citigroup as an international executive. From 1997 to 2000, Mr. de Graffenried served as Citigroup's Country Corporate Officer in Japan, where he organized regulatory relations, infrastructure and overall policies, managed corporate banking day-to-day and participated in a worldwide corporate banking integration committee. From 1994 to 1997, Mr. de Graffenried worked for Citigroup's Corporate Equity Investments Department in Argentina. From 1992 to 1994, Mr. de Graffenried served as Chairman of Citicorp's Debt Restructuring Committee, where he was in charge of managing Citicorp's LDC debt portfolio, and was also a member of Citicorp's Operating Committee. Mr. de Graffenried currently serves as a member of the Board of Directors of American Near East Refugee Aid, a foundation focused on implementing projects that create a foundation of social and economic growth for Palestinian refugees. Mr. de Graffenried is also on the boards of the Roundabout Theater Company, the largest non-profit theater group in the United States, and Boys Hope Girls Hope, which provides housing and educational opportunities for children in the United States and Latin America. Mr. de Graffenried received his A.B. in Political Science and his Juris Doctorate from St. Louis University. In 1974, Mr. de Graffenried received his Masters in Public and International Affairs from the University of Pittsburgh.

Mr. William T. Vinson Retired	63
In 1998, Mr. Vinson retired from Lockheed Martin Corporation, a major defense contractor and an advanced technology company, where he had served as Vice President and Chief Counsel since 1995. From 1992 until the merger of Lockheed Corporation and Martin Marietta Corporation in 1995, Mr. Vinson served as Vice President and General Counsel of Lockheed Corporation. From 1990 to 1992, Mr. Vinson was Vice President-Secretary and Assistant General Counsel of Lockheed Corporation. Mr. Vinson has over twenty years experience as a corporate attorney for Lockheed, where he worked as counsel on a variety of major domestic and international programs and as counsel to management on a variety of transactional and litigation issues. Before joining Lockheed, Mr. Vinson served as a trial attorney for Phillips Petroleum Company, and prior to that was a member of the Air Force Judge Advocate General Corps. Mr. Vinson is currently a Chairman of the Board of Directors of Siemens Government Services, Inc., a company that provides products and services to the United States Government to improve national security. In 2005, Mr. Vinson was appointed to the Board of Directors of SAP Government and Support Services, Inc., a company that supplies information technology products, services and maintenance products. Mr. Vinson also serves as Chairman of the Board of Westminster Free Clinic, a healthcare provider that offers free medical services to the working poor and homeless. Mr. Vinson received his undergraduate degree from the United States Air Force Academy and his Doctorate of Jurisprudence from the U.C.L.A. School of Law in 1969.

Mr. Stanford S. Warshawsky Bismarck Capital, LLC 888 7th Avenue 37th Floor New York, NY 10019	68
Since 2003, Mr. Warshawsky has served as Chairman of Bismarck Capital, LLC, an investment banking firm. Mr. Warshawsky has over twenty years experience in the investment advisory field. Mr. Warshawsky was a Director from 1977 to 2003, and Co-President from 1994 to 2003, of Arnhold and S. Bleichroeder Holdings, Inc., an investment banking, brokerage and money management firm. From 1998 to 2003, Mr. Warshawsky was Co-President of Arnhold and S. Bleichroeder Advisors, Inc., a registered investment advisor, and Chairman of the Board of Directors at Arnhold and S. Bleichroeder U.K., Ltd. From 1994 to 2003, Mr. Warshawsky was Chairman of the Board of Directors of First Eagle Funds, a registered investment company. Since 2005, Mr. Warshawsky has been a member of the Board of Directors of the American Council on Germany, an independent, nonpartisan, nonprofit organization that promotes dialogue among leaders from business, government, and the media in the United States and Europe. From 2002 to 2004, Mr. Warshawsky served as a member of the Board of Directors at Enzo Biochem, Inc., a leading life sciences and biotechnology company. From 1998 to 2003, Mr. Warshawsky was a member of the New York Stock Exchange's New York Area Firms Advisory Committee. Mr. Warshawsky also served two terms on the Nominating Committee of the New York Stock Exchange, from 1998 to 1999 and from 2002 to 2003, serving as Chairman of the Nominating Committee in 1999. Since 2002, Mr. Warshawsky has been Vice-Chairman of the Arthur F. Burns Fellowship Program, which fosters greater understanding of U.S./German relations among future leaders of the news media, and a Fellow of the Foreign Policy Association, a non-profit organization dedicated to foreign policy education. Since 1980, Mr. Warshawsky has also served as a member of the Board of Directors for the German-American Chamber of Commerce. Mr. Warshawsky was also a member of the Boards of General Ceramics, Inc., and Leybold Inficon, Inc., and served as an Exchange Official for the American Stock Exchange. Mr. Warshawsky received a Bachelor of Business Administration from the University of Michigan in 1959 and a Juris Doctorate from the University of Virginia School of Law in 1962. Mr. Warshawsky is a member of the New York State and the Virginia State Bar Associations.

        Each of the Nominees has consented, if elected, to serve as a director of the Company and to be named in this proxy statement and in other soliciting materials as a Nominee. We do not expect that any of the Nominees will be unable to stand for election or serve as a director, but if any vacancy in the slate of candidates nominated by us occurs for any reason (including if the Company makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any or all of the Nominees), the Shares represented by the enclosed WHITE proxy card will be voted for a substitute candidate nominated by IAC in compliance with the rules of the Commission and any other applicable law.

Compensation of Directors of the Company

        We anticipate that each Nominee, upon election, will receive director's fees, consistent with the Company's past practice, for services as a director of the Company. According to the Company's public filings, directors who are not also employees of the Company receive an annual retainer of $50,000 and a fee for each Board or committee meeting attended ($1,500). The chairmen of the audit and compensation committees each received an additional retainer of $10,000, while the chairmen of each of the other committees of the Board received an additional retainer of $7,500 for each committee meeting that they chaired. Each non-employee director received an annual retainer of $5,000 for each committee on which he or she served. In addition, directors who were not also employees were granted $20,000 worth of deferred stock units. According to the Company's public filings, each person who becomes a non-employee director prior to June 30, 2006 will be awarded 7,593 Shares effective as of such person's election to the Board and each director also receives options to purchase 3,000 Shares with an exercise price equal to the fair market value of such Shares at the date of grant of the options, which become exercisable in four equal installments, commencing on the first anniversary of the date of grant and annually thereafter. We are not aware of any other arrangement pursuant to which any director of the Company was to be compensated for services during the Company's last fiscal year.

        Other than as described herein, neither IAC nor BASF is aware of any other arrangements pursuant to which non-employee directors of the Company were to be compensated for services as a director during the Company's last fiscal year.

        All information regarding the Company's director compensation and benefits arrangements set forth in this proxy statement is derived solely from the Company's public filings. IAC and BASF have relied upon the accuracy of such information and have not made any independent attempt to verify the accuracy of such information.

Arrangements between BASF and the Nominees

        Each Nominee has received a fee of $40,000 from BASF for agreeing to stand for election as a director of the Company. BASF has agreed to indemnify each Nominee, to the fullest extent applicable law permits, from and against any and all expenses, judgments, fines, settlements and other amounts arising out of any threatened or filed action, suit or proceeding, whether civil, criminal, administrative or investigative, asserted against or incurred by the Nominee in his capacity as a Nominee for election as a director of the Company, or arising out of his status in that capacity. BASF has also agreed to hire, and pay the reasonable out-of-pocket expenses associated with, one independent law firm to represent the Nominees, and to reimburse each Nominee for other reasonable out-of-pocket expenses.

Additional Information Concerning the Nominees

        The Nominees have also furnished additional information located in Annex I of this proxy statement as required by the Commission.

PROPOSAL 1: ELECTION OF DIRECTORS

        According to publicly available information, the Board currently consists of six members divided into three classes. Each member of a class of directors holds office until the third succeeding annual meeting after his election and until his successor is elected and qualified or until he shall resign or shall have been removed. Two Class I directors will be elected at the Annual Meeting for terms of three years. In addition, the Company has stated that the size of the Board will be increased from six to nine members at the Annual Meeting, and stockholders of the Company will be asked to elect nominees for the three newly created vacancies. These three nominees will be allocated evenly among the Company's three classes of directors as set forth below. According to publicly available information, the terms of office of the two Class I directors, Marion H. Antonini and Henry R. Slack, will expire at the Annual Meeting. The Company is also proposing to elect Mr. Michael A. Sperduto, Mr. Howard L. Minigh, and Mr. Alain Lebec, as Class I, Class II, and Class III directors, respectively, to fill the three newly created vacancies.

        At the Annual Meeting, IAC will propose that the Company's stockholders elect Julian A. Brodsky and John C. Linehan as Class I directors of the Company to replace the two existing Class I directors. IAC will also propose that the Company's stockholders elect Arthur M. de Graffenried III, William T. Vinson and Stanford S. Warshawsky as Class I, Class II and Class III directors, respectively, to fill the three newly created vacancies. Each Nominee, if elected, would hold office until the annual meeting of the Company's stockholders at which the term of the class of directors of which they are a member expires (as further set out below), and until a successor has been duly elected and qualified.

        Each Nominee shall, upon election to the Board, exercise his independent judgment in accordance with his fiduciary duties in all matters that come before the Board.

        If elected, and subject to their fiduciary duties, the Nominees would have the power to take those steps necessary to permit the stockholders of the Company to accept the Offer, including terminating the Leveraged Recapitalization and 20% Share Buyback, redeeming the Rights, and approving the Offer for the purposes of Article Seventh. By electing BASF's Nominees, you can state that you favor this result.

        WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF THE NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT. IF YOU HAVE SIGNED THE WHITE PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES REPRESENTED BY THE WHITE PROXY CARD FOR THE ELECTION OF THE NOMINEES.

REASONS TO VOTE FOR OUR NOMINEES

        BASF and IAC urge all stockholders of the Company to vote FOR the election of the Nominees.

A vote in favor of the Nominees allows each stockholder to demonstrate support for the Offer.

  •
  As a result of the expansion of the Board effective at the Annual Meeting, the five directors to be elected at the Annual Meeting will constitute a majority of the Board. The Company has stated that its Leveraged Recapitalization and 20% Share Buyback will expire after the Annual Meeting and that a newly elected majority of directors will be able to terminate the Leveraged Recapitalization and 20% Share Buyback.

  •
  The Offer is subject to a number of conditions that will not be satisfied unless the Board takes action to (i) redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Merger), (ii) ensure that the Offer and the Merger are not subject to the supermajority voting provisions of Article Seventh of the Company's Restated Certificate of Incorporation and (iii) terminate the Company's Leveraged Recapitalization and 20% Share Buyback.

  •
  If elected, the Nominees will act in a manner consistent with their fiduciary duties and seek to maximize value for stockholders. As a majority of the Board, the Nominees would, however, have the power to take those steps necessary to permit the stockholders of the Company to accept the Offer, including terminating the Leveraged Recapitalization and 20% Share Buyback, redeeming the Rights, and approving the Offer for the purposes of Article Seventh. By electing BASF's Nominees, you will be indicating your support of those actions.

The Offer is an opportunity for the Company's stockholders to realize a significant, timely cash return without the risks attendant to the Company's Leveraged Recapitalization and 20% Share Buyback.

  •
  We continue to believe that our fully financed, $38.00, all-cash Offer for 100% of the Shares provides the Company's stockholders with an opportunity to realize a significant and timely return that the Company has not and will not be able to achieve for its stockholders, including through the Company's Leveraged Recapitalization and 20% Share Buyback.

  •
  The Offer will allow the Company's stockholders to receive cash for 100% of their Shares during June 2006. Because the value of the Company's Leveraged Recapitalization and 20% Share Buyback is highly dependent on the future trading value of the Shares, it involves risks that do not apply to the our fully financed, $38.00, all-cash Offer.

  •
  The Offer price represents a significant premium to the Share price levels prior to the public announcement of the Offer and is higher than even the Company's all-time high Share trading price. The $38.00 per Share price to be paid in the Offer represents a 26% premium above the $30.05 New York Stock Exchange ("NYSE") closing price of the Shares on December 20, 2005 (the day before BASF's first meeting with the Company), a 26% premium above the $30.15 NYSE closing price of the Shares on December 30, 2005 (the last trading day before BASF announced its intention to make the Offer), a 34% premium above the NYSE 90-day average share price (Volume Weighted Average Price) of $28.42 as of December 20, 2005 and a 15% premium to the all-time intraday high NYSE Share trading price of $33.00 on April 11, 2002.

VOTING AND PROXY PROCEDURES

Eligibility to Vote

        According to publicly available information, the Shares constitute the Company's only class of voting securities, and each Share entitles its record holder to one vote. Only holders of Shares as of the Record Date are entitled to vote at the Annual Meeting and execute proxies with respect to matters to be voted upon at the Annual Meeting. The Company has set May 5, 2006 as the Record Date for the Annual Meeting. If you were a stockholder of record on the Record Date, you may vote your Shares at the Annual Meeting even if you have sold your Shares before or after the Record Date, subject to the rights, if any, of your transferees under applicable law. Accordingly, please vote the Shares held by you on the Record Date, or grant a proxy to vote such Shares on the WHITE proxy card.

Quorum Requirements

        The bylaws of the Company provide that the holders of a majority of the Shares that are issued and outstanding on the Record Date and entitled to vote, whether present in person or by proxy, shall constitute a quorum for the transaction of business at the Annual Meeting. Abstentions, votes withheld and broker non-votes will be counted as present for purposes of determining whether a quorum is present. "Broker non-votes" are shares for which a bank, broker or other nominee holder has not received voting instructions and which the nominee holder does not have discretionary power to vote on a particular matter. IAC does not believe that banks, brokers or other nominee holders will have discretion to vote on any matter voted at the Annual Meeting. Shares that voted "For," "Abstain" or "Withheld" on a matter are treated as shares voted at the Annual Meeting with respect to such matter. Broker non-votes are not treated as votes cast at the Annual Meeting.

Vote Requirements

        According to the Company's Annual Report on Form 10K filed with the Commission on March 3, 2006, as of February 28, 2006, there were 123,758,521 Shares outstanding. IAC currently owns 100 Shares beneficially and of record.

        The affirmative vote of a majority of the votes cast is required for the election of directors. Broker non-votes will not be counted in the election of directors and therefore will have no effect on the election since the directors are elected by a majority of the votes cast at the Annual Meeting, assuming a quorum is present. Stockholders of the Company do not have cumulative voting rights in the election of directors.

Voting by Proxy

        YOUR PROXY IS IMPORTANT. WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF OUR NOMINEES. IF YOU WISH TO DO SO, PLEASE SIGN, DATE AND RETURN THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TODAY.

        The WHITE proxy card will be voted at the Annual Meeting in accordance with your instructions on such card. Execution of the WHITE proxy card will not affect your right to attend the Annual Meeting and to vote in person.

        If your Shares are registered in your own name, please sign, date and mail the enclosed WHITE proxy card to IAC, in care of Innisfree M&A Incorporated, in the postage-paid envelope provided.

        If your Shares are held in the name of a broker, dealer, commercial bank, trust company or other nominee, only it can execute a proxy with respect to your Shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions for a WHITE proxy card to be executed representing your Shares. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to IAC, in care of Innisfree M&A Incorporated, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

        Whether or not you are able to attend the Annual Meeting, you are urged to sign and date the enclosed WHITE proxy card and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the Annual Meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy card, the Shares will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, THE PERSONS NAMED ON THE ENCLOSED WHITE PROXY CARD WILL VOTE YOUR SHARES FOR THE NOMINEES.

Other Proposals to be Considered at the Annual Meeting

        At the Annual Meeting, in addition to expanding the Board to nine members and electing five directors, the Company intends to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm. The Company's Board has sent you management's proxy statement discussing this proposal ("Proposal 2"). The affirmative vote of a majority of the votes cast is required to approve Proposal 2. BASF has no recommendation with respect to Proposal 2. BASF will vote proxies for or against Proposal 2 as you direct on your WHITE proxy card, or, if no direction is indicated on your WHITE proxy card, BASF will abstain from voting your proxy on Proposal 2. Abstentions will have the same effect as a vote against Proposal 2.

        BASF, IAC and their affiliates do not know of any other business that will be presented at the Annual Meeting. If, however, other matters are properly presented, the persons named in the enclosed WHITE proxy card will vote the Shares represented thereby in accordance with their best judgment pursuant to the discretionary authority granted in the proxy. As a result, by executing, dating and returning the enclosed WHITE proxy card, you will not be able to exercise your full voting power in the event that additional business is presented at the Annual Meeting (including if such business is announced in a proxy statement circulated by the Company). Instead, if such additional business is presented, the persons named in the enclosed WHITE proxy card will vote the Shares represented thereby in accordance with their best judgment in relation to such additional business.

Revocation of Proxies

        Any stockholder who has mailed a proxy card to the Company may revoke it before it is voted by mailing a duly executed WHITE proxy card to IAC, in care of Innisfree M&A Incorporated, bearing a date LATER than the proxy card delivered to the Company. Only your latest dated proxy will be counted in the votes cast at the Annual Meeting. Proxies may also be revoked at any time prior to voting by: (i) delivering to the Company (Attention: Corporate Secretary) a written notice stating that the proxy is revoked; (ii) delivering a duly executed proxy bearing a later date than the proxy delivered previously; or (iii) attending the Annual Meeting and voting in person.

OTHER INFORMATION

Solicitation of Proxies

        This proxy solicitation is being made by IAC and BASF. Proxies may be solicited by mail, facsimile, courier services, Internet, telephone, telegraph, in person and by advertisements. Solicitations may be made by certain directors, officers and employees of IAC and BASF, none of whom will receive additional compensation for the proxy solicitation. Information regarding directors, officers and certain employees of IAC and BASF who may solicit proxies is set forth on Annex III of the proxy statement.

        In addition, IAC has retained Innisfree M&A Incorporated for solicitation and advisory services in connection with the proxy solicitation and the Offer, for which Innisfree M&A Incorporated will receive a fee of not more than $400,000.00 together with reimbursement for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. As part of the solicitation, IAC and BASF, the Nominees and Innisfree M&A Incorporated may communicate with stockholders of the Company by mail, facsimile, courier services, Internet, advertising, telephone or telecopier, in person, or by advertisements but it is not anticipated that stockholders will be asked to submit proxies by telephone or Internet. Innisfree M&A Incorporated will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that Innisfree M&A Incorporated will employ approximately 125 persons to solicit the stockholders for their proxies.

        IAC has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all materials related to the proxy solicitation to the beneficial owners of Shares they hold of record. IAC will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.

        Lehman Brothers (which collectively refers to Lehman Brothers Holdings Inc. and its affiliates) is acting as dealer manager in connection with the Offer and has provided certain financial advisory services to IAC and BASF in connection with the solicitation and the Offer. BASF has agreed to pay Lehman Brothers reasonable and customary compensation for its services as financial advisor in connection with the Offer (including the services of Lehman Brothers as dealer manager). BASF has also agreed to reimburse Lehman Brothers (in its capacity as dealer manager and financial advisor) for all reasonable out-of-pocket expenses incurred by Lehman Brothers, including the reasonable fees and expenses of legal counsel, and to indemnify Lehman Brothers against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

        Lehman Brothers does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, by the Commission in the solicitation of proxies, or that Schedule 14A requires the disclosure of certain information concerning them. However, in connection with Lehman Brothers' role as financial advisor to BASF and IAC, the following investment banking employees of Lehman Brothers may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of the Company and may solicit proxies from these institutions, brokers or other persons: Senior Vice President, Kevin Blum and Managing Directors, Carlos A. Fierro and Paul Collins. The business address of each such person is c/o Lehman Brothers Inc., 745 Seventh Avenue, New York, NY 10019 and the telephone number for each such person at that address is (888) 610-5877. Lehman Brothers engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business, Lehman Brothers may trade securities of the Company for its own accounts and the accounts of its customers, and, accordingly, may at any time hold a long or short position in such securities. Lehman Brothers has informed BASF that, as of May 1, 2006, it held a net long position of approximately 54,018 Shares for its own account. Lehman Brothers may have voting and dispositive power with respect to certain Shares held in asset management, brokerage and other accounts. Lehman Brothers and its affiliates disclaim beneficial ownership of such Shares.

        BASF and IAC will bear the costs of this solicitation and will not seek reimbursement of those costs from the Company. The total expenditures for, in furtherance of, or in connection with the solicitation of proxies, including costs related to the Offer and to the solicitation of proxies, include expenditures for attorneys, accountants, financial advisors, proxy solicitors, public relations advisors, printing, advertising, transportation, postage, litigation and related expenses and filing fees, and, other than the payment for Shares under the Offer, are expected to aggregate approximately $[    ] million, of

which $[    ] has been paid to date. The portion of those costs allocable solely to the solicitation of proxies is not readily determinable.

        Annex III sets forth information about the directors and executive officers of IAC and BASF who may solicit proxies and their employees and other representatives, if any, who may also assist Innisfree M&A Incorporated in soliciting proxies. Annex III also sets forth certain information relating to Shares these participants, IAC and BASF own and certain transactions between any of them and the Company.

Appraisal Rights

        No appraisal rights are available in connection with this proxy solicitation or the Offer. However, if the Merger is subsequently consummated between IAC and the Company, stockholders who have not tendered their Shares in the Offer will have certain rights under Delaware law to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. The preservation and exercise of dissenters' rights in connection with the Merger will require strict adherence to the applicable provisions of Delaware law.

        EXECUTING A WHITE PROXY CARD IN FAVOR OF THE ELECTION OF OUR NOMINEES WILL NOT PREVENT A HOLDER OF SHARES AFTER CONSUMMATION OF THE OFFER FROM SUBSEQUENTLY DEMANDING APPRAISAL OF THOSE SHARES IN CONNECTION WITH THE CONSUMMATION OF ANY MERGER.

Stockholder Proposals

        Pursuant to the Definitive Proxy Statement, dated April 1, 2005, filed by the Company with the Commission, to be considered for inclusion in the proxy statement relating to the Annual Meeting, stockholder proposals must have been received not later than January 31, 2006 nor earlier than January 1, 2006. Proposals received after January 31, 2006 will not be voted on at the Annual Meeting. If a proposal is received before that date, the proxies that management solicits for the meeting may still exercise discretionary voting authority on the proposal under circumstances consistent with the proxy rules of the Commission.

IMPORTANT

        1.     If you hold your Shares in your own name, please sign, date and return the enclosed WHITE proxy card in the postage-paid envelope provided.

        2.     If your Shares are held in the name of a broker, dealer, commercial bank, trust company or other nominee, only it can execute a proxy with respect to your Shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions for a WHITE proxy card to be executed representing your Shares. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to IAC, in care of Innisfree M&A Incorporated, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

        If you have any questions or require any assistance in executing your proxy, please call:

INNISFREE M&A INCORPORATED
501 Madison Avenue, 20th Floor
New York, NY 10022

SHAREHOLDERS CALL TOLL FREE:
(877) 750-5837 (from the U.S. and Canada)
or
00-800-7710-9971 (from Europe)

BANKS AND BROKERS CALL COLLECT:
(212) 750-5833

ANNEX I

INFORMATION CONCERNING THE NOMINEES

        There are no material legal proceedings in which any of the Nominees or any of their respective associates is a party adverse to the Company or any of its subsidiaries, or any proceedings in which such Nominees or associates have a material interest adverse to the Company or any of its subsidiaries. No occupation or employment was carried on by any of the Nominees with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company, and none of the Nominees has ever served on the Company's Board. There exist no family relationships among the Nominees or between any of the Nominees and any director or executive officer of the Company.

        During the past five years none of the events described under Item 401(f) of Regulation S-K promulgated under the Securities Act of 1933, as amended (the "Securities Act"), has occurred with respect to the Nominees. None of the relationships regarding the Nominees described under Item 404(b) of Regulation S-K promulgated under the Securities Act exist, or has existed during the Company's last fiscal year.

        None of the Nominees nor any member of the Nominees' immediate family (as defined by Instruction 2 to Item 404(a) of Regulation S-K promulgated under the Securities Act) has been indebted to the Company or any of its subsidiaries at any time since the beginning of the Company's last fiscal year in an amount in excess of $60,000. None of the Nominees is an executive officer or partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities of any corporation or organization or any trust or other estate in which the Nominee has a substantial beneficial interest or serves as trustee or in a similar capacity, that has been indebted to the Company or any of its subsidiaries at any time since the beginning of the Company's last fiscal year in an amount in excess of $60,000.

        None of the Nominees was at any time during the Company's most recent fiscal year, a director, officer, beneficial owner of more than ten percent of any class of equity securities of the Company or otherwise subject to Section 16 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Company because of the requirements of Section 30 of the Investment Company Act of 1940 or section 17 of the Public Utility Holding Company Act of 1935 ("reporting person"), and none of the Nominees failed to file on a timely basis any forms or reports required by Section 16(a) of the Exchange Act during the most recent fiscal year or prior fiscal years.

        Except as set forth herein, none of the Nominees or any associates of the Nominees has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting, other than election to office.

        Except as set forth herein, none of the Nominees: (i) owns any securities of the Company of record but not beneficially; (ii) owns beneficially, either directly or indirectly, any securities of the Company or any parent or subsidiary of the Company; (iii) has purchased or sold any securities of the Company within the past two years; (iv) has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (v) had or will have, and no member of the Nominees' immediate family had or will have, a direct or indirect material interest in any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000; (vi) borrowed any funds for the purpose of acquiring or holding any securities of the Company; (vii) is or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint

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ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; or (viii) will receive any special compensation in connection with the proxy solicitation. Except as set forth herein, no securities of the Company are beneficially owned, either directly or indirectly, by any of the associates of the Nominees. Except as set forth herein, no associate of the Nominees has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

        Except as otherwise disclosed, none of the Nominees nor any member of the Nominees' immediate family is a director or an officer of other companies and organizations that have engaged in transactions with the Company or its subsidiaries in the ordinary course of business since the beginning of the Company's last fiscal year.

        None of the Nominees has any position or office with the Company and no occupation or employment with which the Nominees have been involved during the past five years was carried on with the Company or any corporation or organization which is a parent, subsidiary or other affiliate of the Company. Other than as disclosed in this proxy statement, none of the Nominees has any arrangement or understanding with any other person pursuant to which they were selected to be a nominee.

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ANNEX II

SHARES HELD BY THE COMPANY'S DIRECTORS AND OFFICERS
AND OTHER BENEFICIAL OWNERS

        The Company's principal executive offices are located at 101 Wood Avenue, Iselin, NJ 00830. Unless otherwise indicated, the following table is derived from the Company's Preliminary Proxy Statement, dated April 26, 2006, and, to our knowledge, summarizes information as of March 1, 2006 with respect to the ownership of Shares by each director, by each of the five most highly compensated executive officers, by all executive officers and directors as a group and by the beneficial owners of more than five percent of the Shares outstanding as of March 15, 2005, unless otherwise indicated:

NAME OF BENEFICIAL OWNER	AMOUNT/NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS BENEFICIALLY OWNED
Marion H. Antonini(1)(2)(3)(4)(5)	107,394	*
David L. Burner(1)(2)(5)	11,081	*
Arthur A. Dornbusch, II(6)(7)	754,787	*
John C. Hess(6)(7)	300,731	*
Alain Lebec	0	*
Howard L. Minigh	0	*
James V. Napier(1)(2)(3)(5)	69,755	*
Barry W. Perry(2)(6)(7)	1,955,071	1.54%
Henry R. Slack(1)(2)(4)(5)	30,880	*
Michael A. Sperduto(6)(7)	328,856	*
Douglas G. Watson(1)(2)(3)(5)	85,520	*
Edward T. Wolynic(6)(7)	242,030	*
All Directors and Executive Officers as a group(1)(2)(3)(4)(5)(6)(7)	4,139,088	3.26%
Dodge & Cox(8) 555 California Street 40th Floor San Francisco, California 94104	15,838,050	13.2%
CAM North America, LLC(9) 399 Park Avenue New York, New York 10022	7,715,311	6.43%
FMR Corp.(10) 82 Devonshire Street Boston, Massachusetts 02109	7,459,021	6.22%
Wellington Management Company, LLP(11) 75 State Street Boston, Massachusetts 02109	6,307,993	5.26%

*
Represents beneficial ownership of less than 1%.

(1)
Includes 22,500 Shares subject to options granted to each of Messrs. Napier and Watson, 13,500 Shares subject to options granted to Mr. Slack and 10,500 Shares subject to options granted to Mr. Antonini and 2,250 Shares subject to options granted to Mr. Burner under our Directors Stock Option Plan, all of which options may be exercised within 60 days from March 1, 2006.

(2)
Includes 23,456, 1,238, 18,549, 4,032 and 10,670 non-voting deferred stock units earned by Messrs. Antonini, Burner, Napier, Slack and Watson, respectively, under the Deferred Stock Plan for Non-employee Directors. Each deferred stock unit will be converted into a share of Common

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  Stock upon termination of service. Also includes 21,470 non-voting restricted stock units for Mr. Perry.

(3)
Includes 59,843, 18,183 and 14,564 non-voting deferred stock units held by Messrs. Antonini, Napier and Watson, respectively, under the Deferred Compensation Plan for Directors of Engelhard. Each deferred stock unit will be converted into a share of Common Stock at a future date based on the prior written request of each respective Director as prescribed by the Plan.

(4)
Includes 1,000 and 3,225 Shares as to which Messrs. Antonini and Slack, respectively, disclaim beneficial ownership.

(5)
Includes 7,593 shares of voting, but unvested, Common Stock for each of Messrs. Antonini, Burner, Napier, Slack and Watson granted under the Stock Bonus Plan for Non-employee Directors.

(6)
Includes 576,171, 259,815, 1,734,591, 274,701, 207,889 and 3,316,613 Shares subject to options granted to Messrs. Dornbusch, Hess, Perry, Sperduto, Wolynic and all Directors and Executive Officers as a group, respectively, under our Stock Option Plan of 1991, the Stock Option Plan of 1999 for Certain Key Employees, the Directors Stock Option Plan and the 2002 Long Term Incentive Plan, all of which options may be exercised within 60 days from March 1, 2006.

(7)
Includes 15,606, 11,246, 85,581, 18,053, 13,448 and 160,875 shares of voting, but unvested, restricted Common Stock held by Messrs. Dornbusch, Hess, Perry, Sperduto, Wolynic and all Directors and Executive Officers as a group, respectively.

(8)
As reported by Dodge & Cox on an amendment to its Schedule 13G filed with the SEC on February 6, 2006. The Schedule 13G reports that Dodge & Cox has sole dispositive power with respect to all of the reported Shares, has sole voting power with respect to 14,838,950 of such Shares and Shares voting power with respect to 159,900 of such Shares.

(9)
As reported by on a Schedule 13G filed with the SEC on February 14, 2006. The Schedule 13G reports that CAM North America, LLC, Salomon Brothers Assets Management Inc., Smith Barney Fund Management LLC and TIMCO Asset Management Inc. hold the reported Shares as follows: CAM North America, LLC, 5,362,427 (shares dispositive power with respect to all of the reported Shares; shares voting power with respect to 1,266,732 Shares), Salomon Brothers Asset Management Inc., 124,084 (shares dispositive power and voting power with respect to all of the reported Shares), Smith Barney Fund Management LLC, 2,205,341 (shares dispositive power and voting power with respect to all of the reported Shares), TIMCO Asset Management Inc., 23,459 (shares dispositive power and voting power with respect to all of the reported Shares).

(10)
As reported by FMR Corp. on its Schedule 13G filed with the SEC on February 14, 2006. The Schedule 13G reports that FMR Corp. has sole dispositive power with respect to all of the reported Shares and has sole voting power with respect to 108,321 of such Shares.

(11)
As reported by Wellington Management Company, LLP on an amendment to its Schedule 13G filed with the SEC on January 10, 2006. The Schedule 13G reports that Wellington Management Company, LLP shares dispositive power with respect to all of the reported Shares, and shares voting power with respect to 1,102,169 of such Shares.

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ANNEX III

PERSONS WHO MAY BE PARTICIPANTS IN THE SOLICITATION OF PROXIES

        Unless included elsewhere in this proxy statement, the following shows the name, business address and the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is carried on, of (1) the directors and executive officers of BASF and IAC who may solicit proxies and (2) certain employees and other representatives of those companies who may assist Innisfree M&A Incorporated in soliciting proxies from the Company's stockholders.

Directors, Executive Officers and Employees of BASF

        Unless otherwise indicated, each such person is a citizen of the Federal Republic of Germany and the current business address of each such person is Carl Bosch Straße 38, D-67056 Ludwigshafen, Germany. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with BASF. To the extent any of these individuals assists IAC and BASF in their solicitation of proxies for the Annual Meeting, these persons may be deemed "participants" under the Commission's rules.

Name, Citizenship and Current Business Address	Present Principal Occupation or Employment
Dr. Jürgen Hambrecht	Chairman of the Board of Executive Directors
Dr. Kurt Bock	Member of the Board of Executive Directors and Chief Financial Officer
Dr. Jörg Buchmüller	Senior Vice President Legal
Dr. Georg Franzmann	Vice President Legal
Mr. Klaus Peter Löbbe BASF Corporation 100 Campus Drive Florham Park, NJ 07932	Member of the Board of Executive Directors and Chairman and Chief Executive Officer of BASF Corporation
Ms. Magdalena Moll	Senior Vice President Investor Relations
Dr. Stefan Marcinowski	Member of the Board of Executive Directors
Mr. Christian Schubert	Corporate Communications
Dr. Wolf-Dieter Starp	Vice President M&A

Directors and Executive Officers and Employees of IAC

        Unless otherwise indicated, the current business address of each of the following persons is 100 Campus Drive, Florham Park, NJ 07932. Unless otherwise indicated, each such person is a citizen of the United States of America, and each occupation set forth opposite an individual's name refers to employment with IAC.

Name, Citizenship and Current Business Address	Present Principal Occupation or Employment
Dr. Hans-Ulrich Engel Citizen of the Federal Republic of Germany	President of IAC and Executive Vice President of BASF Corporation.
Mr. Philip Kaplan	Secretary and Treasurer of IAC and Senior Vice President and Treasurer of BASF Corporation
Mr. David E. Stryker	Vice President of IAC; Senior Vice President and General Counsel of BASF Corporation

III-1

Interests of BASF and IAC and Other Potential Participants

        IAC currently owns 100 Shares, all of which were acquired in an ordinary brokerage transaction by BASF on December 6, 2005 at a price of $29.80 per Share and were subsequently contributed through a wholly -owned subsidiary of BASF to IAC on December 23, 2005. No part of the purchase price or market value of any of the Shares described in this paragraph was represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding those Shares. As of such date, BASF, IAC and their affiliates collectively may be deemed to beneficially own an aggregate of 100 Shares. BASF and IAC disclaim beneficial ownership of any Shares, if any, owned by any pension plan of BASF or any affiliate of BASF.

        Except as set forth herein, none of BASF or IAC, or any of the "Other Potential Participants" as listed in this Annex III: (i) owns any securities of the Company of record but not beneficially; (ii) owns beneficially, either directly or indirectly, any securities of the Company or any parent or subsidiary of the Company; (iii) has purchased or sold any securities of the Company within the past two years; (iv) has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (v) had or will have, and no member of their immediate family had or will have, a direct or indirect material interest in any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000; (vi) borrowed any funds for the purpose of acquiring or holding any securities of the Company; (vii) is or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (viii) will receive any special compensation in connection with the proxy solicitation or (ix) has any position or office with the Company. Except as set forth herein, no securities of the Company are beneficially owned, either directly or indirectly, by any of the associates of BASF, IAC or Other Potential Participants. Except as set forth herein, none of the associates of BASF, IAC or Other Potential Participants has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

        Except as set forth herein, none of BASF, IAC or any of the Other Potential Participants has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting.

        Directors and executive officers of BASF or IAC and/or their respective associates may also be directors or officers of other companies and organizations that have engaged in transactions with the Company or its subsidiaries in the ordinary course of business since the beginning of the Company's last fiscal year, but BASF believes that the interest of those persons in those transactions is not of material significance.

        None of the entities referred to in this proxy statement with which BASF or IAC has been involved during the past five years is a parent, subsidiary, or other affiliate of the Company.

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ANNEX IV

FORM OF PROXY CARD

PRELIMINARY COPY—SUBJECT TO COMPLETION

ENGELHARD CORPORATION
ANNUAL MEETING OF STOCKHOLDERS

June 2, 2006

THIS PROXY IS SOLICITED ON BEHALF OF IRON ACQUISITION CORPORATION AND
BASF AKTIENGESELLSCHAFT FOR USE AT THE 2006 ANNUAL MEETING OF
THE STOCKHOLDERS OF ENGELHARD CORPORATION

        The undersigned stockholder of Engelhard Corporation (the "Company") hereby appoints Hans-Ulrich Engel and David Stryker, and each of them, as proxies, with full power of substitution, to vote the shares of common stock Engelhard Corporation (the "Company") which the undersigned may be entitled to vote at the 2006 annual meeting of the Company's stockholders to be held on June 2, 2006 at the North Maple Inn at Basking Ridge, 300 North Maple Avenue, Basking Ridge, NJ 07920, at 10:00 a.m., Eastern Daylight Savings Time, or at any adjournment or postponements thereof, upon the matters set forth in the proxy statement of Iron Acquisition Corporation ("IAC") and BASF Aktiengesellschaft ("BASF") and upon such other matters as may properly come before the meeting, and revokes any previous proxies with respect to the matters covered by this proxy. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED OR INSTRUCTIONS WILL BE GIVEN AS FOLLOWS: FOR JULIAN A. BRODSKY, JOHN C. LINEHAN, ARTHUR M. DE GRAFFENRIED III, WILLIAM T. VINSON AND STANFORD S. WARSHAWSKY FOR DIRECTORS. THIS PROXY WILL ALSO BE VOTED AT THE DISCRETION OF THE PROXY HOLDERS UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING. If one of IAC's nominees for director is unable or declines to serve as director, this proxy will be voted for any nominee that IAC designates.

        YOUR VOTE IS VERY IMPORTANT TO US. PLEASE VOTE IMMEDIATELY.

        Please sign and date the reverse side of this proxy card and return it in the postage-paid envelope provided.

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

☒
Please mark votes as in this example.

This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder.

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BASF AND IAC RECOMMEND A VOTE "FOR" THE ELECTION OF THE NOMINEES LISTED IN PROPOSAL 1 BELOW.

1.
Election of directors—Nominees:

IAC's Nominees	FOR	WITHHOLD
(01) Julian A. Brodsky	☐	☐
(02) John C. Linehan	☐	☐
(03) Arthur M. de Graffenried III	☐	☐
(04) William T. Vinson	☐	☐
(05) Stanford S. Warshawsky	☐	☐
		FOR	AGAINST	WITHHOLD
2.	Ratification of Ernst & Young LLP as independent registered public accounting firm.	☐	☐	☐

Mark here if you plan to attend the meeting.                        ☐

Dated
Signature(s)
Signature(s)
Title(s)

Note: Please sign exactly as name appears hereon. If the shares are held by joint tenants or as community property, both must sign. When signing as executor, administrator, trustee or other representative, please give full title. If a corporation, please sign in full corporate name by a duly authorized officer. If a partnership, please sign in partnership name by an authorized person.

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QuickLinks

BASF AKTIENGESELLSCHAFT 67056 Ludwigshafen, Germany
IRON ACQUISITION CORPORATION 100 Campus Drive Florham Park, NJ 07932
IMPORTANT
PROXY STATEMENT OF IRON ACQUISITION CORPORATION a wholly-owned subsidiary of BASF AKTIENGESELLSCHAFT
TABLE OF CONTENTS
QUESTIONS AND ANSWERS RELATING TO THIS PROXY SOLICITATION
OUR NOMINEES
PROPOSAL 1: ELECTION OF DIRECTORS
REASONS TO VOTE FOR OUR NOMINEES
VOTING AND PROXY PROCEDURES
OTHER INFORMATION
IMPORTANT
ANNEX I
INFORMATION CONCERNING THE NOMINEES
ANNEX II SHARES HELD BY THE COMPANY'S DIRECTORS AND OFFICERS AND OTHER BENEFICIAL OWNERS
ANNEX III PERSONS WHO MAY BE PARTICIPANTS IN THE SOLICITATION OF PROXIES
ANNEX IV
FORM OF PROXY CARD
PRELIMINARY COPY—SUBJECT TO COMPLETION